UF 7-8-02

02022315

) STATES
CHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
JUL - 3 2002
154
WASH., D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 24995

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING MAY 1, 2001 (MM/DD/YY) AND ENDING APRIL 30, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SPENCER-WINSTON SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21 WEST 47th STREET
(No. and Street)

NEW YORK, NEW YORK 10036
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

OSCAR ECHMAN 212-840-2444
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HOWARD H. COHEN, CPA
(Name – *if individual, state last, first, middle name*)

275 MADISON AVENUE; NEW YORK, NEW YORK 10016-1101
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 10 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, OSCAR ECHMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SPENCER-WINSTON SECURITIES CORPORATION, as of APRIL 30, 2002, ~~20~~, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

DAVID KAPLAN
Notary Public, State of New York
No. 01-KA4832954
Qualified in Bronx County
Commission Expires Dec 31, 2005

DAVID S. KAPLAN
NOTARY PUBLIC
STATE OF NEW YORK

Notary Public

Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition ~~with respect to methods of consolidation.~~
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HOWARD H. COHEN
CERTIFIED PUBLIC ACCOUNTANT

SPENCER-WINSTON SECURITIES CORP.

INDEX TO FINANCIAL REPORT

APRIL 30, 2002

A reconciliation of the audited computation of Net Capital to the unaudited computation of Net Capital submitted by Spencer-Winston Securities Corp. is submitted.

All other schedules are omitted because they are not applicable or not required, or because the required information is included in the financial statements or notes thereto.

HOWARD H. COHEN
CERTIFIED PUBLIC ACCOUNTANT
275 MADISON AVENUE
NEW YORK, N.Y. 10016-1101

TEL: (212) 685-3205
FAX: (212) 685-3075

To the Stockholders of
Spencer-Winston Securities Corp.:

I have audited the statement of financial condition of Spencer-Winston Securities Corp. as of April 30, 2002, and the related statements of loss, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly in all material respects, the financial position of Spencer-Winston Securities Corp. as of April 30, 2002, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Computation of Net Capital and Aggregate Indebtedness is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Howard H. Cohen

HOWARD H. COHEN
Certified Public Accountant

New York, NY
June 26, 2002

HOWARD H. COHEN
CERTIFIED PUBLIC ACCOUNTANT
275 MADISON AVENUE
NEW YORK, N.Y. 10016-1101

TEL: (212) 685-3205
FAX: (212) 685-3075

To the Stockholders of
Spencer-Winston Securities Corp.:

I have examined the financial statements of Spencer-Winston Securities Corp. for the year ended April 30, 2002, and have issued my report thereon dated June 26, 2002. As part of my examination, I reviewed and tested the system of internal accounting control (including the accounting system and the procedures for safeguarding securities, the practices and procedures employed quarterly in counting or accounting for securities and resolving securities differences, the procedures followed in making periodic computation of net capital and compliance with the exemption provision of Rule 15c3-3) to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards and by Rule 17a-5 of the Securities and Exchange Commission. Rule 17a-5 contemplates that the scope of the review and test should be sufficient to provide reasonable assurance that any material weakness existing at the date of my examination would be disclosed. Under these standards and Rule 17a-5, the purposes of such evaluation are to establish a basis for reliance thereon in determining the nature, timing and extent of other auditing procedures that are necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute assurance as to the safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognized that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgments by management. However, for the purposes of this report under Rule 17a-5, the cost-benefit relationship has been disregarded in determining weaknesses to be reported.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instruction, mistakes of judgment, carelessness or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management with respect either to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions, and that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of internal accounting control for the year ended April 30, 2002, which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system which may have existed during the period under review, disclosed no weaknesses that I believe to be material.

In addition, my review indicated that Spencer-Winston Securities Corp. was in compliance with the conditions of exemption from Rule 15c3-3 as of April 30, 2002 and no facts came to my attention to indicate that such conditions had not been complied with during the period.

Howard H. Cohen

HOWARD H. COHEN
Certified Public Accountant

New York, NY
June 26, 2002

SPENCER-WINSTON SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION

AS OF APRIL 30, 2002

ASSETS

	Allowable	Non-allowable	Total
Cash	$ 356,862		$ 356,862
Marketable securities owned, at market value	814,510		814,510
Accrued income	41,518		41,518
Deposits, prepaid expenses and other assets		$ 77,936	77,936
Leasehold improvements, furniture and fixtures at cost, net of accumulated depreciation and amortization of $185,599		99,298	99,298
Total Assets	$1,212,890	$177,234	$1,390,124

LIABILITIES AND STOCKHOLDERS' EQUITY

	Aggregate Indebtedness Liabilities	Non-aggregate Indebtedness Liabilities	Total
Liabilities:			
Accrued expenses and taxes payable	$ 306,834		$ 306,834
Payable to broker-dealer		$379,466	379,466
Securities sold not yet purchased, at market value		1,670	1,670
Total Liabilities	$ 306,834	$381,136	687,970
Stockholders' Equity:			
Common stock			400
Additional paid-in capital			57,616
Retained earnings			644,138
Total Stockholders' Equity			702,154
Total			$1,390,124

The accompanying notes are an integral part of this statement.

HOWARD H. COHEN
CERTIFIED PUBLIC ACCOUNTANT

SPENCER-WINSTON SECURITIES CORP.

STATEMENT OF LOSS

FOR THE TWELVE MONTHS ENDED APRIL 30, 2002

Revenues:		
Commissions on securities transactions		$2,122,438
Interest and dividend income		38,172
Loss on firm's securities trading account		(190,365)
Total Revenues		1,970,245
Expenses:		
Commissions paid to clearing broker	$ 535,604	
Employee compensation	632,797	
Employees' benefits	67,775	
Rent and utilities	422,455	
Equipment rental	241,517	
Communication expenses	79,229	
Taxes other than income tax	56,599	
Other operating expenses	434,154	
Depreciation and amortization	9,957	
Total Expenses		2,480,087
Net loss before tax credit		(509,842)
Federal, state and local income tax credit		161,425
NET LOSS		$ (348,417)

The accompanying notes are an integral part of this statement.

SPENCER-WINSTON SECURITIES CORP.

STATEMENT OF STOCKHOLDERS' EQUITY

FOR THE TWELVE MONTHS ENDED APRIL 30, 2002

	Common Stock at Stated Value			
	Number of Shares	Amount	Additional Paid-in Capital	Retained Earnings
Balance - May 1, 2001	40	$400	$57,616	$ 992,555
Net loss	—	—	—	(348,417)
Balance - April 30, 2002	40	$400	$57,616	$ 644,138

The accompanying notes are an integral part of this statement

SPENCER-WINSTON SECURITIES CORP.

STATEMENT OF CASH FLOWS

FOR THE TWELVE MONTHS ENDED APRIL 30, 2002

Cash Flow from Operating Activities	
Net loss	$ (348,417)
Adjustments to reconcile net income to net cash provided by (used in) operating activities	
Depreciation and amortization	9,957
Changes in assets and liabilities affecting operating activities:	
Decrease (increase) in:	
Marketable securities	357,670
Accrued income	159,921
Deposits, prepaid expenses	(7,375)
Increase (decrease) in:	
Accrued expenses and taxes payable	(270,161)
Payable to clearing broker	(151,230)
Income taxes payable	(151,000)
Securities sold not yet purchased	370
Net cash used in operating activities	(400,265)
NET DECREASE IN CASH	(400,265)
CASH - May 1, 2001	757,127
CASH - April 30, 2002	$ 356,862

The accompanying notes are an integral part of this statement.

SPENCER-WINSTON SECURITIES CORP.

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS

APRIL 30, 2002

COMPUTATION OF NET CAPITAL

Total stockholders' equity	$ 702,154
Less non-allowable assets	177,234
Net capital before haircuts on securities positions	524,920
Haircuts on securities positions Other securities	127,632
Net Capital - April 30, 2002	$ 397,288
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required 6 2/3% of $306,834	$ 20,456
Minimum net capital requirement	$ 100,000
Net capital requirement	$ 100,000
Excess net capital ($397,288 less $100,000)	$ 297,288
Excess net capital at 1000% ($397,288 less 10% of $306,834)	$ 366,605
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total A.I. liabilities from Statement of Financial Condition	$ 306,834
Percentage of aggregate indebtedness to net capital ($306,834 ÷ $397,288)	77%

The accompanying notes are an integral part of this statement.

HOWARD H. COHEN
CERTIFIED PUBLIC ACCOUNTANT

SPENCER-WINSTON SECURITIES CORP.

RECONCILIATION OF AUDITED NET CAPITAL
TO UNAUDITED NET CAPITAL

APRIL 30, 2002

NET CAPITAL - AUDITED	$ 397,288
Increase in non-aggregate indebtedness	1,800
Year-end audit adjustments	48,640
Increase in haircut on securities position	1,514
NET CAPITAL - UNAUDITED	$ 449,242

SPENCER-WINSTON SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

APRIL 30, 2002

Note 1 **Organization and Business**

Spencer-Winston Securities Corp. was organized in May 1980 and commenced operations in September 1980. The Company is a non-clearing broker-dealer and is exempt from the provisions of Rule 15c3-3 because all customers' accounts are carried by its clearing broker, U.S. Clearing, a division of Fleet Securities, Inc., on a fully disclosed basis.

Note 2 **Statement of Significant Accounting Policies**

Security Transactions

Customer security transactions are recorded on a settlement date basis. The Company's security transactions are recorded on the transaction date.

Depreciation and Amortization

The Company is using depreciation and amortization methods enacted by the TAX REFORM ACT OF 1986. The Company calculates amortization of leasehold improvements over a 31.5 year life; depreciation of furniture and fixtures, and equipment over a five year life.

Note 3 **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission net capital rule (Rule 15c3-1) which requires that aggregate indebtedness, as defined, shall not be permitted to exceed 15 times net capital, as defined. As at April 30, 2002, the Company's net capital was approximately $397,000, which was in excess of the amount required, and had a ratio of aggregate indebtedness to net capital of approximately .77 to 1.

Note 4 **Federal, State and Local Income Taxes**

Income taxes payable reflect the balance due for federal, state and local taxes on the Company's activity. New York City corporate tax is calculated on an alternative method.

SPENCER-WINSTON SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

APRIL 30, 2002

Note 5 Pension and Profit Sharing Plans

The Company has adopted qualified non-contributory pension and profit sharing plans, covering substantially all employees who meet the Plans' eligibility requirements. The pension plan requires that the Company contribute an amount based on a percentage of compensation, as defined in the plan agreement, for all covered employees, annually. The profit sharing plan provides for the Company to contribute an amount out of its current profits, as defined in the plan agreement, or from prior years' earnings, as determined by the Board of Directors. The contributions for the profit sharing plan may not exceed 15% of annual compensation of all participants in the plan, and for the pension plan 10% of annual compensation, subject to Internal Revenue Service salary limitations. The Company's contribution to the plans is made to separate trust funds, administered by the trustee of the plan, with amounts allocated to the accounts of each participant. The cost of the pension plan for the year ended April 30, 2002 was $31,722, which was payable at April 30, 2002. The Company has elected not to make a contribution to the profit sharing plan for the current fiscal year.

Note 6 Commitments

The Company conducts its operations in leased premises at four locations in New York City, one location in North Miami Beach, Florida, and one location in Fair Lawn, New Jersey, with leases expiring at various dates from February 28, 2005 to April 30, 2008. Leases contain real estate tax and cost of living (CPI) escalation clauses.

SPENCER-WINSTON SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

APRIL 30, 2002

Note 6 **Commitments** - continued

Rental expense for the year ended April 30, 2002 was approximately $392,000.

The aggrgate minimum annual rents for the premises for the succeding five fiscal years ending April 30, are as follows:

2003	$412,661
2004	$429,443
2005	$403,192
2006	$244,114
2007	$176,794